 Exhibit 99.77C

SUB-ITEM 77C:  Submission of matters to a vote of security holders

A special meeting of the shareholders of the FMX Growth Allocation Fund and FMX Total Return Fund, each a series of the Starboard Investment Trust, was held at the offices of The Nottingham Company in Rocky Mount, North Carolina on Thursday, March 10, 2011 at 3:00 p.m. Eastern Time.

At this special meeting, the shareholders voted on the following item:

To modify each Fund’s fundamental investment policy regarding diversification.

With respect to the FMX Growth Allocation Fund, 694,267.380 shares were voted in favor of the item, no shares had been voted against the item, and no shares had abstained from voting on the item.  Since both a majority of the shares of the Fund and more than 67% of the shares of the Fund present voted in favor of the item, the proposal to modify the Fund’s fundamental investment policy regarding diversification of its assets was approved.

With respect to the FMX Total Return Fund, 237,992.688 shares were voted in favor of the item, 2,561.576 shares had been voted against the item, and no shares had abstained from voting on the item.  Since both a majority of the shares of the Fund and more than 67% of the shares of the Fund present voted in favor of the item, the proposal to approve to modify the Fund’s fundamental investment policy regarding diversification of its assets was approved.